Filed pursuant to Rule 433

March 25, 2019

Relating to

Preliminary Prospectus Supplement dated March 25, 2019

to

Prospectus dated March 25, 2019

Registration Statement No. 333-213765

DUKE ENERGY CORPORATION

40,000,000 Depositary Shares

Each representing a 1/1,000th Interest in a Share of

5.75% Series A Cumulative Redeemable Perpetual Preferred Stock

(Liquidation Preference Equivalent to $25.00 Per Depositary Share)

Pricing Term Sheet

Issuer:	Duke Energy Corporation
Security:

Depositary shares (“Depositary Shares”), each representing a 1/1,000th interest in a share of Duke Energy Corporation’s 5.75% Series A Cumulative Redeemable Perpetual Preferred Stock (“Preferred Stock”).

Liquidation Preference:	$25,000 per share of Preferred Stock (equivalent to $25.00 per Depositary Share)
Security Ratings (Moody’s / S&P / Fitch):*	Baa3 / BBB / BBB-
Size:	$1,000,000,000 (40,000,000 Depositary Shares)
Term:	Perpetual
Dividend Rate:	5.75%
Dividend Payment Dates:	March 16, June 16, September 16 and December 16, commencing on June 16, 2019
Trade Date:	March 25, 2019
Settlement Date:	March 29, 2019 (T+4)
Optional Redemption:

The Issuer may, at its option, redeem the Preferred Stock:

•                  in whole but not in part, at any time prior to June 15, 2024, within 120 days after the conclusion of any review or appeal process instituted by us following the occurrence of a Ratings Event (as defined herein), at a redemption price in cash equal to $25,500 per share of Preferred Stock (equivalent to $25.50 per Depositary Share); or

•                  in whole or in part, from time to time, on or after June 15, 2024, at a redemption price in cash equal to $25,000 per share of Preferred Stock (equivalent to $25.00 per Depositary Share), plus, in each case, all accumulated and unpaid dividends (whether or not declared) to, but excluding, such redemption date.

Public Offering Price:	$25.00 per Depositary Share
Underwriting Discounts:	$0.7875 per Depositary Share for retail investors ($21,250,364.62) and $0.5000 per Depositary Share for institutional investors ($6,507,705.00) / $27,758,069.62 total.
Net Proceeds to Issuer, before expenses:	$972,241,930.38
Listing:

The Issuer intends to apply to list the Depositary Shares on the New York Stock Exchange and, if the application is approved, expects trading on the New York Stock Exchange to begin within 30 days of the initial issuance of the Depositary Shares.

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated RBC Capital Markets, LLC Wells Fargo Securities, LLC
Joint Lead Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC
Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC BNY Mellon Capital Markets, LLC TD Securities (USA) LLC
Junior Co-Managers:

Academy Securities, Inc.

CastleOak Securities, L.P.

C.L. King & Associates, Inc.

Drexel Hamilton, LLC

Great Pacific Securities

Loop Capital Markets LLC

Mischler Financial Group, Inc.

Samuel A. Ramirez & Company, Inc.

Siebert Cisneros Shank & Co., L.L.C. The Williams Capital Group, L.P.
CUSIP/ISIN for the Depositary Shares:	26441C501 / US26441C5013

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

“Ratings Event” means that any nationally recognized statistical rating organization as defined in Section 3(a)(62) of the Securities Exchange Act of 1934, as amended or in any successor provision thereto, that then publishes a rating for us (a “rating agency”) amends, clarifies or changes the criteria it uses to assign equity credit to securities such as the Preferred Stock, which amendment, clarification or change results in:

•                  the shortening of the length of time the Preferred Stock is assigned a particular level of equity credit by that rating agency as compared to the length of time they would have been assigned that level of equity credit by that rating agency or its predecessor on the initial issuance of the Preferred Stock; or

•                  the lowering of the equity credit (including up to a lesser amount) assigned to the Preferred Stock by that rating agency as compared to the equity credit assigned by that rating agency or its predecessor on the initial issuance of the Preferred Stock.

If we redeem the Preferred Stock in whole or in part, the Depositary will redeem a proportionate number of Depositary Shares.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, RBC Capital Markets, LLC toll-free at 1-866-375-6829 and Wells Fargo Securities, LLC toll-free at 1-800-645-3751.